Filed Pursuant to Rule 424(b)(3)

Registration File No.: 333-239577

Primark Meketa Private Equity Investments Fund

(the “Fund”)

Class I Shares

Class II Shares

Supplement dated November 12, 2024 to the Fund’s Prospectus, dated July 31, 2024, as supplemented from time to time

Unless otherwise indicated, all other information included in the Prospectus that is not inconsistent with the information set forth in this supplement remains unchanged. Capitalized terms not otherwise defined in this supplement have the same meaning as in the Prospectus.

The tables titled “Summary of Fund Expenses” and “EXAMPLE” on pages 10-11 of the Fund’s Prospectus are deleted in their entirety and replaced with the following:

Summary of Fund Expenses

The following table illustrates the expenses and fees that the Fund expects to incur and that Shareholders can expect to bear directly or indirectly.

SHAREHOLDER FEES	Class I Shares	Class II Shares(1)
Maximum Sales Load	None	None
Maximum Early Repurchase Fee (as a percentage of repurchased amount)(2)	2.00%	2.00%
ANNUAL EXPENSES (as a percentage of net assets attributable to Shares)
Management Fee(3)	1.50%	1.50%
Distribution and Service (12b-1) Fee(4)	0.00%	0.25%
Shareholder Servicing Fee(5)	0.10%	0.00%
Other Expenses(6)	0.53%	0.53%
Acquired Fund Fees and Expenses(7)	0.80%	0.80%
Total Annual Fund Operating Expenses Before Fee Waivers and Expense Reimbursements	2.93%	3.08%
Fee Reductions and/or Expense Reimbursements(8)	(0.13)%	(0.13)%
Total Annual Fund Operating Expenses After Fee Waivers and Expense Reimbursements(9)	2.80%	2.95%

(1)	As of the date of this Prospectus, Class II shares are not offered to investors.
(2)	A 2.00% early repurchase fee payable to the Fund will be charged with respect to the repurchase of a Shareholder’s Shares at any time prior to the day immediately preceding the one-year anniversary of a Shareholder’s purchase of the Shares (on a “first in-first out” basis). The Fund may waive the early repurchase fee for certain categories of Shareholders or transactions, such as repurchases of Shares in the event of the Shareholder’s death or disability, or in connection with certain distributions from employer sponsored benefit plans. See “Quarterly Repurchase Offers.”
(3)	The Management Fee is equal to 1.50% on an annualized basis of the average daily net assets of the Fund. The Adviser may but is not obligated to waive up to 0.50% of the Management Fee on cash and cash equivalents held in the Fund from time to time. See “Management Fee” for additional information.
(4)	The Fund has received exemptive relief from the SEC permitting it to offer multiple classes of Shares, which allows the Fund to operate under a distribution and service plan (pursuant to Rule 12b-1 under the 1940 Act) for Class II Shares. The Fund may charge a distribution and service (12b-1) fee up to 0.25% of the average daily net assets of the Fund attributable to Class II Shares. The Fund may use these fees to compensate financial intermediaries or financial institutions for distribution-related expenses, if applicable, in respect of clients to whom they have distributed Class II Shares. See “Shareholder Servicing Plan and Distribution and Service Plan.”
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(5)	The Fund charges a shareholder servicing fee up to 0.10% on an annualized basis of the average daily net assets of the Fund attributable to Class I Shares. The Fund uses these fees to compensate financial intermediaries or financial institutions for providing ongoing shareholder servicing in respect of clients holding Class I Shares. See “Shareholder Servicing Plan and Distribution and Service Plan.”
(6)	Other Expenses for Class II shares are estimated for the Fund’s current fiscal year. “Other Expenses” include, among other things, professional fees and other expenses that the Fund will bear, including initial and ongoing offering costs and fees and expenses of the Administrator, transfer agent and custodian.
(7)	Shareholders also indirectly bear a portion of the asset-based fees, performance or incentive fees or allocations and other expenses incurred by the Fund as an investor in the Portfolio Funds. Generally, asset-based fees payable in connection with Portfolio Fund investments will range from 1.00% to 2.00% (annualized) of the commitment amount of the Fund’s investment, and performance or incentive fees or allocations are typically 20% of a Portfolio Fund’s net profits annually, although it is possible that such amounts may be exceeded for certain Portfolio Fund Managers. The “Acquired Fund Fees and Expenses” disclosed above, however, do not reflect any performance-based fees or allocations paid by the Portfolio Funds that are calculated solely on the realization and/or distribution of gains, or on the sum of such gains and unrealized appreciation of assets distributed in kind, as such fees and allocations for a particular period may be unrelated to the cost of investing in the Portfolio Funds. The “Acquired Fund Fees and Expenses” disclosed above have been restated and are based on estimated amounts for the Fund’s current fiscal year.
(8)	The Adviser has entered into an expense limitation and reimbursement agreement (the “Expense Limitation Agreement”) with the Fund, whereby the Adviser has agreed to reduce the Management Fee payable to it (but not below zero), and to pay any operating expenses of the Fund, to the extent necessary to limit the operating expenses of the Fund (excluding brokerage commissions and other similar transactional expenses, interest (including interest incurred on borrowed funds and interest incurred in connection with bank and custody overdrafts), other borrowing costs and fees including interest and commitment fees, taxes, acquired fund fees and expenses, litigation and indemnification expenses, judgments, and extraordinary expenses) to the annual rate (as a percentage of the average daily net assets of the applicable class of Shares of the Fund) of 2.00% and 2.15% with respect to Class I Shares and Class II Shares, respectively (the “Expense Cap”). For a period ending three years after the end of the month in which the Adviser waives its Management Fee or pays any operating expenses of the Fund pursuant to the Expense Cap, the Adviser may recoup amounts waived or incurred to the extent such recoupment does not cause the Fund’s operating expense ratio (after recoupment and excluding brokerage commissions and other similar transactional expenses, interest (including interest incurred on borrowed funds and interest incurred in connection with bank and custody overdrafts), other borrowing costs and fees including interest and commitment fees, taxes, acquired fund fees and expenses, litigation and indemnification expenses, judgments, and extraordinary expenses) to exceed the lesser of (a) the expense limit in effect at the time of the waiver, and (b) the expense limit in effect at the time of the recoupment. The Expense Limitation Agreement will continue in effect through July 31, 2025, and will renew automatically for successive periods of one year thereafter, unless written notice of termination is provided by the Adviser to the Fund not less than 10 days prior to the end of the then-current term. The Board may terminate the Expense Limitation Agreement at any time on not less than ten (10) days’ prior notice to the Adviser, and the Expense Limitation Agreement may be amended at any time only with the consent of both the Adviser and the Board.
(9)	Total annual fund operating expenses do not correlate to the ratio of net expenses to average net assets provided in the Fund’s most recent annual report due to acquired fund fees and expenses.

The purpose of the table above is to assist prospective investors in understanding the various fees and expenses Shareholders will bear directly or indirectly. For a more complete description of the various fees and expenses of the Fund, see “Management Fee,” “Shareholder Servicing and Distribution and Service Plan,” “Fund Expenses,” “Quarterly Repurchase Offers” and “Purchasing Shares.”

EXAMPLE

The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that all distributions are reinvested at net asset value and that the percentage amounts listed under Annual Expenses remain the same in the years shown. The assumption in the hypothetical example of a 5% annual return is required by regulation of the SEC applicable to all registered investment companies. The assumed 5% annual return is not a prediction of, and does not represent, the projected or actual performance of Shares. The effects of any waivers or reimbursement agreements are reflected for the contractual periods of any such arrangements only.

You Would Pay the Following Expenses Based on a $1,000 Investment in the Fund, Assuming a 5% Annual Return:	1 Year	3 Years	5 Years	10 Years
Class I Shares	$ 28	$ 89	$ 153	$ 324
Class II Shares	$ 30	$ 94	$ 160	$ 338

The example is based on the annual fees and expenses set out on the table above and should not be considered a representation of future expenses. Actual expenses may be greater or less than those shown. Moreover, the rate of return of the Fund may be greater or less than the hypothetical 5% return used in the example. A greater rate of return than that used in the example would increase the dollar amount of the asset-based fees paid by the Fund.

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This Supplement should be read in conjunction with the Fund’s Prospectus and Statement of Additional Information. This Supplement, and the Prospectus and Statement of Additional Information provide relevant information for all shareholders and should be retained for future reference. The Prospectus and SAI have been filed with the U.S. Securities and Exchange Commission and are incorporated herein by reference. These can be obtained without charge by calling 1-877-792-0924.

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